SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2003
                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                                    13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|         Yes               |X|      No

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's notice of annual general meeting and proxy statement, distributed to the Registrant's shareholders on or about August 5, 2003.


                                    SIGNATURE
                                    ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELSCINT LIMITED
                                          (Registrant)


                                          By: /s/ Uri Levin
                                              ----------------------------------
                                              Name: Uri Levin
                                              Title: Chief Financial Officer

Dated:  August 5, 2003.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.          DESCRIPTION
    -----------          -----------

         1.              Notice of annual general meeting and proxy statement.

                                    EXHIBIT 1
                                    ---------

                                 ELSCINT LIMITED
                                 13 MOZES STREET
                             TEL-AVIV 67442, ISRAEL
                              TEL: (972-3) 608-6001

Dear Shareholder,

         You are cordially invited to attend the Annual General Meeting of Shareholders of Elscint Limited (the "Company") to be held at 11:00 a.m., Israel time, on Thursday, August 28, 2003, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel.

         The purposes of the meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

         For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote "FOR" proposals 1 through 8, as specified on the enclosed form of proxy.

         We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 48 hours before the meeting.

         Thank you for your continued cooperation.


                                    Very truly yours,

                                    ABRAHAM (RAMI) GOREN
                                    EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Tel-Aviv, Israel
August 5, 2003

                                 ELSCINT LIMITED
                                 13 MOZES STREET
                             TEL-AVIV 67442, ISRAEL
                              TEL: (972-3) 608-6001

                        NOTICE OF ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS


         Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elscint Limited (the "Company") will be held at 11:00 a.m., Israel time, on Thursday, August 28, 2003, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel for the following purposes:

     1. To re-elect the Company's current six (6) directors to the Company's board of directors ("Board of Directors");

     2. To re-elect the current two (2) external directors serving on the Board of Directors for an additional 3-year term commencing on October 2, 2003;

     3. To approve the appointment of the Company's auditors for the fiscal year ended December 31, 2003 and to authorize the Board of Directors to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ended December 31, 2003;

     4. To approve the compensation to be paid to current and future members of the Company's audit committee (the "Audit Committee"), in an amount equal to 120% of the compensation presently paid to the current members of the Audit Committee, in accordance with the Israeli Companies Regulations (Principles Regarding Compensation and Expenses for External Directors), 2000;

     5. To approve the compensation to be paid to the Company's current and future directors who do not hold any other office with the Company, any subsidiary thereof or any company affiliated with Europe-Israel (M.M.S.) Ltd., the indirect controlling shareholder of the Company, to be in accordance with the maximum amount permitted under the scale of remuneration established by the Israeli Ministry of Justice and adopted pursuant to the Israeli Companies Law, 1999;

     6. To approve the grant of an annual bonus to the Executive Chairman of the Board of Directors for the fiscal year ended December 31, 2002;

     7. To approve the grant of an annual bonus to the Company's President and director for the fiscal year ended December 31, 2002; and

     8. To approve an amendment to the employment terms of the Company's President and director.

         In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2002.

         Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

         Shareholders of record at the close of business on August 4, 2003 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person at the Meeting.

         Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Shareholders.

                                          By Order of the Board of Directors,

                                          MARC LAVINE
                                          CORPORATE SECRETARY
Tel-Aviv, Israel
August 5, 2003

                                 ELSCINT LIMITED
                                 13 MOZES STREET
                             TEL-AVIV 67442, ISRAEL
                              TEL: (972-3) 608-6001

                                 PROXY STATEMENT

         This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.05 nominal value (the "Shares"), of Elscint Limited (the "Company") in connection with the solicitation of proxies by the management and board of directors (the "Board of Directors") of the Company for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 11:00 a.m., Israel time, on Thursday, August 28, 2003, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel, and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

         At the Meeting, the shareholders will be asked to consider and vote on the following matters:

         1. To re-elect the Company's current six (6) directors to the Company's Board of Directors;

         2. To re-elect the current two (2) external directors serving on the Board of Directors for an additional 3-year term commencing on October 2, 2003;

         3. To approve the appointment of the Company's auditors for the fiscal year ended December 31, 2003 and to authorize the Board of Directors to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ended December 31, 2003;

         4. To approve the compensation to be paid to current and future members of the Company's audit committee (the "Audit Committee"), in an amount equal to 120% of the compensation presently paid to the current members of the Audit Committee, in accordance with the Israeli Companies Regulations (Principles Regarding Compensation and Expenses for External Directors), 2000;

         5. To approve the compensation to be paid to the Company's current and future directors who do not hold any other office with the Company, any subsidiary thereof or any company affiliated with Europe-Israel (M.M.S.) Ltd., the indirect controlling shareholder of the Company ("Europe-Israel"), to be in accordance with the maximum amount permitted under the scale of remuneration established by the Israeli Ministry of Justice and adopted pursuant to the Israeli Companies Law, 1999;

         6. To approve the grant of an annual bonus to the Executive Chairman of the Board of Directors for the fiscal year ended December 31, 2002;

         7. To approve the grant of an annual bonus to the Company's President and director for the fiscal year ended December 31, 2002; and

         8. To approve an amendment to the employment terms of the Company's President and director.

         In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2002.

         Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

         The approval of each of Proposals 1 and 3 through 8 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

         The approval of proposal 2 requires the affirmative vote of at least a majority of the votes of shareholders present at the Meeting in person or by proxy that are voted for such proposal, provided that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present at the Meeting in person or by proxy; votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights of the Company.

         Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding Shares, will constitute a quorum at the Meeting. If within a half hour after the time appointed for the holding of the Meeting no quorum is present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by the Board of Directors by notice to the shareholders, and at such adjourned meeting, the business for which the Meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, not less than 26% of the issued and outstanding Shares, are present or represented.

         A proxy for use at the Meeting and a return envelope for the proxy are enclosed. Unless otherwise indicated on a proxy, shares represented by executed and unrevoked proxies will be voted at the Meeting "FOR" all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on the proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of the particular proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Shareholders may revoke their proxy at any time before the effective exercise thereof by returning a later-dated proxy or by voting their shares in person at the Meeting.

         Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about August 5, 2003 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials, will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

                      OUTSTANDING SHARES AND VOTING RIGHTS

         The Company had 17,424,643 Shares (1) outstanding as of July 30, 2003. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

            BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth, as of July 30, 2003, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:


------------------------------------------------------------------------------------------------------------
                        NAME AND ADDRESS                            NUMBER OF          PERCENT OF SHARES
                                                            SHARES BENEFICIALLY   OWNED BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------
Elbit Medical Holdings Ltd. (2)
13 Mozes Street
Tel Aviv, Israel                                                   10,269,784               58.94%
------------------------------------------------------------------------------------------------------------
Fidelity Management & Research Co. (3)
82 Devonshire Street
Boston, MA 02109-3614                                               1,430,800                8.21%

------------------------
(1) Such number (i) excludes 68,500 Shares held by a trustee in favor of the Company pursuant to the Company's employees and officers incentive plan, and (ii) includes 437,417 Shares issued pursuant to the Company's employees and officers incentive plan, which Shares have not vested and with respect to which there are no voting rights as of the date hereof.
(2) Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of Elbit Medical Imaging Ltd. ("EMI"), an Israeli public company whose shares are listed on the Nasdaq National Market and on the Tel Aviv Stock Exchange ("TASE"). As of July 30, 2003, Europe-Israel, an Israeli company whose shares are listed on the TASE, held approximately 56.76% of the issued and outstanding share capital of EMI (approximately 55.93% on a fully diluted basis.) As of July 30, 2003, Control Centers Ltd., a privately held Israeli company ("Control Centers"), held approximately 80.17% of the issued and outstanding shares of Europe-Israel. Control Centers is engaged, through its direct holdings in Europe-Israel and through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, the hi-tech industry and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.
(3) The amount and nature of beneficial ownership of these Shares is based solely on information provided to the Company by Fidelity Management and Research Co. and is accurate as of May 31, 2003.

------------------------------------------------------------------------------------------------------------
                        NAME AND ADDRESS                            NUMBER OF          PERCENT OF SHARES
                                                            SHARES BENEFICIALLY   OWNED BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------
Leumi Pia Trust Company Management Co. Ltd. (4)
31-33 Montefiore Street
Tel Aviv, Israel                                                    1,090,000                  6.2%
------------------------------------------------------------------------------------------------------------
All directors and officers of the Company as a group (10
persons) (5)                                                          167,499                   *
------------------------------------------------------------------------------------------------------------

------------------------
*        Less than 1%.

PROPOSAL NO. 1
--------------

                              ELECTION OF DIRECTORS

         At the Meeting, six (6) persons are to be elected as directors of the Company. The nominees, if elected, together with the two (2) serving external directors, will constitute the entire Board of Directors. Each of the elected directors will hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. Unless otherwise instructed, all proxies will be voted FOR election of the six (6) nominees listed below as directors of the Company.

         The nominees listed below have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

         In the event that any of the nominees is not able to serve as a director, under the articles of association of the Company the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

         The Board of Directors elected Mr. Shmuel Peretz as a director of the Company on March 30, 2003 in accordance with the Company's articles of association. Mr. Peretz is nominated for re-election, as are the other directors currently serving on the Board of Directors.

         The table below sets forth the names of the nominees for election to the Board of Directors and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of July 30, 2003:

------------------------
(4) The amount and nature of beneficial ownership of these Shares is based solely on information provided to the Company by Leumi Pia Trust Company Management Co. and is accurate as of June 30, 2003.
(5) Represents Shares granted under the Company's directors and officers incentive plan, with respect to which the beneficial ownership and voting rights have vested as of the date hereof. The Company's directors and officers were granted an additional 235,001 Shares under the Company's employees and officers incentive plan, the beneficial ownership and voting rights of which have not yet vested, and will not vest within 60 days after the date hereof.

===================================== ================= ====================================== ======================
                                         YEAR FIRST                                                  BENEFICIAL
                                           BECAME                PRINCIPAL OCCUPATION                OWNERSHIP
              NOMINEES                    DIRECTOR                  OR EMPLOYMENT                    OF SHARES*
===================================== ================= ====================================== ======================
Abraham (Rami) Goren (6)                    1999        Executive Chairman of the Board of
                                                        Directors                                     30,000
------------------------------------- ----------------- -------------------------------------- ----------------------
Rachel Lavine                               1999        President of the Company and Vice
                                                        President of Europe-Israel                    33,333
------------------------------------- ----------------- -------------------------------------- ----------------------
Shimon Yitzhaki                             1999        President of EMI and Vice President
                                                        of Europe-Israel                              16,666
------------------------------------- ----------------- -------------------------------------- ----------------------
Joel Schwartz                               1999        Senior partner in a private law firm          12,500
------------------------------------- ----------------- -------------------------------------- ----------------------
Shlomo Ben Eliyahu                          2002        Consultant                                      ---
------------------------------------- ----------------- -------------------------------------- ----------------------
Shmuel Peretz (7)                           2003        President of the Israel Aircraft                ---
                                                        Industries' European Division
===================================== ================= ====================================== ======================

===================================== ================= ====================================== ======================
                                         YEAR FIRST                                                  BENEFICIAL
                                           BECAME                PRINCIPAL OCCUPATION                OWNERSHIP
              NOMINEES                    DIRECTOR                  OR EMPLOYMENT                    OF SHARES*
===================================== ================= ====================================== ======================
Moshe Lion (6) (7)                         2000         Senior partner of an accounting firm
                                                        in Israel and Chairman of the
                                                        Provident Fund Investment Committee
                                                        of Bank Tefahot                               12,500
------------------------------------ ------------------ -------------------------------------- ----------------------
Benny Gal (6) (7)                          2000         Controlling shareholder and manager
                                                        of Gal-BSD Advertising Ltd.                   12,500
==================================== ================== ====================================== ======================

* The beneficial ownership column represents Shares granted under the Company's employees and officers incentive plan, with respect to which the beneficial ownership and voting rights have vested as of the date hereof. The Company's directors were granted an additional 197,501 Shares under the Company's employees and officers incentive plan, the beneficial ownership and voting rights of which have not yet vested, and will not vest within 60 days after the date hereof.


         ABRAHAM (RAMI) GOREN was appointed as Executive Chairman of the Board of Directors as of July 1, 1999. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as the law firm of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm. Prior thereto, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City from September 1989 until August 1992. From 1999 until 2003, Mr. Goren served as the Executive

----------------------------------------
(6)      Member of the Donation Committee.
(7)      Member of the Audit Committee.

Chairman of the board of directors of Nessuah Zannex Ltd., a TASE listed full service investment house. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received his LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

         RACHEL LAVINE was appointed President and a member of the Board of Directors in May 1999. Since March 1998, she has also served as Vice President of Europe-Israel, and from 1994 to 1998 Ms. Lavine served as Chief Financial Officer of Control Centers. Ms. Lavine holds a Bachelor of Arts degree in Accounting from the College for Management in Tel Aviv, and is a certified public accountant. Ms. Lavine is married to Marc Lavine, the Company's General Counsel and Corporate Secretary.

         SHIMON YITZHAKI was appointed a member of the Board of Directors in May 1999. In May 1999 he was also appointed President of EMI. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in Accounting from Bar Ilan University, and is a certified public accountant.

         JOEL SCHWARTZ was appointed a member of the Board of Directors in August 1999. Mr. Schwartz is the senior partner in the law firm of J. Schwartz & Co. in Tel Aviv, Israel specializing in commercial law, principally in the areas of aviation and real estate. Mr. Schwartz holds an LL.B. degree from Tel Aviv University.

         SHLOMO BEN ELIYAHU was appointed a member of the Board of Directors in March 2002. Mr. Ben Eliyahu works independently in providing legal and financial counseling to the Office of the Israeli Prime Minister and large private institutions. During 2001, Mr. Ben Eliyahu served as a director of the Israeli Land Authority and from 1999 to 2001, Mr. Ben Eliyahu was the Director General of the Israeli Ministry of Housing and Construction. Prior thereto, Mr. Ben Eliyahu served as a director of the Israeli Ports and Railways Authority and as a publicly nominated director of a construction company. Mr. Ben Eliyahu was also a member of the Israeli Land Council, the Governmental Directors General Council and the chairman of the Israeli Contractors Council. Mr. Ben Eliyahu holds an LL.B. degree from Bar Ilan University.

         SHMUEL PERETZ was appointed a member of the Board of Directors in March 2003. Mr. Peretz serves since 1997 as the president of the Israel Aircraft Industries' European Division. Between 1991 and 1996 Mr. Peretz served as Vice President (Finance) of the Israel Aircraft Industries. Between 1980 and 2002 Mr. Peretz served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc., SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company). Mr. Peretz holds a B.A. degree in Economics and Political Science from the Hebrew University in Jerusalem, as well as an MBA from the New York Institution of Technology.

ALTERNATE DIRECTORS

         Subject to the Companies Law, the articles of association of the Company provide that any director may appoint, by written notice to the Company, another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director. Pursuant to the articles of association of the Company, any alternate director may exercise all powers and privileges of the director who appointed him at any meeting, which he attends in place of such appointing director. According to the articles of association of the Company, alternate directors are not entitled to receive any remuneration from the Company. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

         The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies
Law) to one or more committees of the Board of Directors, as it deems appropriate.

         The Company's current external directors, Messrs. Moshe Lion and Benny Gal, will continue to serve as external directors until the expiration of their three-year term on October 1, 2003 (in accordance with applicable law). The Company and the Board of Directors are proposing to re-appoint Messrs. Lion and Gal as the Company's external directors for an additional three-year term, commencing on October 2, 2003 (see Proposal No. 2 below).

         It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE ELECTION OF MESSRS. GOREN, YITZHAKI, SCHWARTZ, BEN-ELIYAHU AND PERETZ AND MS. LAVINE AS DIRECTORS OF THE COMPANY, AS PRESENTED TO THE COMPANY'S SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 2
--------------

                        RE-ELECTION OF EXTERNAL DIRECTORS

         Since the service of the current external directors will expire on October 1, 2003 (in accordance with applicable Israeli law), it is proposed to re-appoint them for an additional three-year term, commencing on October 2, 2003.

         Moshe Lion was appointed a member of the Board of Directors in October 2000. Mr. Lion is a senior partner of an accounting firm in Israel and chairman of Israel Railways and the Provident Fund Investment Committee of Bank Tefahot, an Israeli bank. From December 1997 to July 1999, Mr. Lion was the Director General of the Israeli Prime Minister's Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997 he served as the Head of the Bureau of the Israeli Prime Minister's Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Masters Degree in Law (LL.M.) from Bar Ilan University.

         Benny Gal was appointed a member of the Board of Directors in October 2000. Mr. Gal is the owner and manager of Gal-BSD Advertising Ltd., a firm engaged in the advertising field. Mr. Gal holds a Business Management degree from the College for Management in Tel Aviv and is a graduate of the Marketing and Advertising School of the Advertisers Association in Israel. Mr. Gal is also a graduate of the Corporation Senior Directors training course of the Business Management Faculty in Tel-Aviv University.

         Each of the nominees for external directors declared to the Company that he fulfills and complies with the qualifications for his appointment as an external director, in accordance with the Companies Law.

         It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE RE-APPOINTMENT OF MESSRS. LION AND GAL AS EXTERNAL DIRECTORS OF THE COMPANY FOR A THREE-YEAR TERM, COMMENCING ON OCTOBER 2, 2003, AS PRESENTED TO THE COMPANY'S SHAREHOLDERS, BE, AND THE SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

PROPOSAL NO. 3
--------------

            APPROVAL OF APPOINTMENT OF THE COMPANY'S AUDITORS FOR THE
          FISCAL YEAR ENDED DECEMBER 31, 2003 AND AUTHORIZATION OF THE
           BOARD OF DIRECTORS TO DETERMINE THE AUDITORS' REMUNERATION

         The Board of Directors has elected Somekh Chaikin and Co., a member of KPMG International, the current auditors of the Company, as the Company's auditors for the fiscal year ended December 31, 2003. Such auditors have been the Company's auditors since 1972, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

         It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, that the appointment of Somekh Chaikin and Co. as the Company's auditors for the fiscal year ended December 31, 2003, and the determination by the Board of Directors of the remuneration of said auditors in accordance with the volume and nature of their services to the Company, as presented to the Company's shareholders, be, and same hereby are, approved."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 4
--------------

         APPROVAL OF THE COMPENSATION TO BE PAID TO CURRENT AND FUTURE
          MEMBERS OF THE AUDIT COMMITTEE IN AN AMOUNT EQUAL TO 120% OF
    THE AMOUNT PRESENTLY PAID TO THE CURRENT MEMBERS OF THE AUDIT COMMITTEE

         The Israeli Companies Regulations (Relieves for Public Companies whose Shares are Registered for Trade on an Exchange Outside Israel), 2000 increased in April 2003 the maximum compensation which may be paid to a company's external director, in the event the laws of a foreign country (such as the United States) applicable to such company impose additional obligations and requirements stemming from his/her position as an external director or an independent director.

         In light of the additional obligations imposed by applicable U.S. law and following the approval of the Audit Committee and Board of Directors, it is proposed that the compensation to be paid to the current and future members of the Audit Committee will be in an amount equal to 120% of the amount presently paid to the current members of the Audit Committee. Such compensation will be linked to the Israeli Consumer Price Index, all in accordance with the Israeli Companies Regulations (Principles Regarding Compensation and Expenses for External Directors), 2000 (the "Compensation Regulations").

         Since under the Compensation Regulations, the compensation paid to an external director cannot be changed during his/her term of service as an external director, the aforementioned amendment to the compensation of the members of the Audit Committee (which include the two external directors of the Company) shall apply to the Company's current external directors only during their second term (if they are elected by the Company's shareholders at the Meeting), commencing on October 2, 2003.

         It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, that the compensation paid to current and future members of the Audit Committee in an amount equal to 120% of the amount presently paid to the current members of the Audit Committee, in accordance with the Israeli Companies Regulations (Principles Regarding Compensation and Expenses for External Directors), 2000, which compensation shall apply to the Company's external directors commencing with their term of service beginning on October 2, 2003 and which compensation has been approved by the Audit Committee and Board of Directors, and as presented to the Company's shareholders, be, and the same hereby is, approved."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 5
--------------

   APPROVAL OF THE COMPENSATION TO BE PAID TO THE COMPANY'S CURRENT AND FUTURE DIRECTORS WHO DO NOT HOLD ANY OTHER OFFICE WITH THE COMPANY, ANY SUBSIDIARY
 THEREOF OR ANY COMPANY AFFILIATED WITH EUROPE-ISRAEL, TO BE IN ACCORDANCE WITH
    THE MAXIMUM AMOUNT PERMITTED UNDER APPLICABLE ISRAELI LAW AND REGULATIONS

         Following the approval of the Audit Committee and Board of Directors, it is proposed to approve that the compensation to be paid to current and future members of the Board of Directors who do not hold any other office with the Company, any subsidiary thereof or any company affiliated with Europe-Israel, be in accordance with the maximum amount permitted under the scale of remuneration established by the Israeli Ministry of Justice and adopted pursuant to the Companies Law.

         This resolution shall not apply to current and future members of the Audit Committee, with respect to whom the Company and the Board of Directors are proposing to approve an increase in compensation separately (see Proposal No. 4 above).

         It is proposed that the following resolution be adopted at the Meeting:


--------------------------------------------------------------------------------
"RESOLVED, that the compensation to be paid to current and future directors of the Company who do not hold any other office with the Company, any subsidiary thereof or any company affiliated with Europe-Israel be in accordance with the maximum amount permitted under the scale of remuneration established by the Israeli Ministry of Justice and adopted pursuant to the Companies Law, which compensation has been approved by the Audit Committee and Board of Directors, and as presented to the Company's shareholders, be, and the same hereby is, approved."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

PROPOSAL NO. 6
--------------

            APPROVAL OF THE GRANT OF AN ANNUAL BONUS TO THE EXECUTIVE
             CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR
                             ENDED DECEMBER 31, 2002

         Following the approval by the Audit Committee and the Board of Directors, it is recommended to grant to Mr. Abraham (Rami) Goren, the Executive Chairman of the Board of Directors, an annual bonus of $50,000 for the fiscal year ended December 31, 2002.

         The Board of Directors proposes that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, that the annual bonus of the Executive Chairman of the Board of Directors for the fiscal year ended December 31, 2002, as presented to the Company's shareholders, be, and same hereby is, approved."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 7
--------------

            APPROVAL OF THE GRANT OF AN ANNUAL BONUS TO THE COMPANY'S
                   PRESIDENT AND DIRECTOR FOR THE FISCAL YEAR
                            ENDED DECEMBER 31, 2002

         Following the approval by the Audit Committee and the Board of Directors, it is recommended to grant to Ms. Rachel Lavine, the Company's President and director, an annual bonus of $100,000 for the fiscal year ended December 31, 2002.

         The Board of Directors proposes that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, that the annual bonus of the Company's President and director for the fiscal year ended December 31, 2002, as presented to the Company's shareholders, be, and same hereby is, approved."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 8
--------------

                APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT TERMS
                     OF THE COMPANY'S PRESIDENT AND DIRECTOR

         Following the approval of the Audit Committee and Board of Directors, it is proposed to amend Ms. Lavine's employment terms, by increasing Ms. Lavine's annual employment cost to the Company to $390,000 plus reimbursement of expenses. Ms. Lavine may devote up to 10% of her time to other positions in the Control Centers Group. This amendment, if adopted by the Company's shareholders, shall be effective as of September 1, 2003.

--------------------------------------------------------------------------------
"RESOLVED, that the amendment to the employment terms of the Company's President and director by increasing Ms. Lavine's annual employment cost to the Company to $390,000, plus reimbursement of expenses, effective as of September 1, 2003, as presented to the Company's shareholders, be, and same hereby is, approved."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

         In addition to the foregoing proposals, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2002.


                                 OTHER BUSINESS

         The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not your expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope so that it is received by the Company not later than 48 hours before the Meeting.

                                    By Order of the Board of Directors,

                                    ABRAHAM (RAMI) GOREN
                                    EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

                                    RACHEL LAVINE
                                    PRESIDENT




August 5, 2003